UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 28, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores, Inc.

Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

Kohl’s Department Stores, Inc. Savings Plan

January 28, 2012 and January 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

Menomonee Falls, Wisconsin

We have audited the accompanying statements of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of January 28, 2012 and January 29, 2011 and the related statement of changes in assets available for benefits for the year ended January 28, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of January 28, 2012 and January 29, 2011, and the changes in assets available for benefits for the year ended January 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Kohl’s Department Stores, Inc. Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin

July 24, 2012

Kohl’s Department Stores, Inc. Savings Plan

Statements of Assets Available for Benefits

	January 28, 2012	January 29, 2011
Cash	$34,634	$30,832
Investments, at fair value	647,118,510	593,524,961

Receivables:
Company contribution	1,241,328	338,112
Participants’ contributions	2,173,966	532,763
Notes receivable from participants	20,585,789	17,675,702

Assets available for benefits - at fair value	671,154,227	612,102,370
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(2,679,995)	(4,082,070)

Total assets available for benefits	$668,474,232	$608,020,300

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended January 28, 2012

Additions:
Contributions:
Company	$40,044,285
Participants	57,125,832
Rollovers	4,883,861

Total contributions	102,053,978
Net realized and unrealized appreciation in fair value of investments	3,631,974
Interest income on notes receivable from participants	632,834
Interest and dividend income	10,711,708

Total additions	117,030,494
Deductions:
Benefit and withdrawal payments	(56,576,562)

Net increase in assets available for benefits	60,453,932
Assets available for benefits at beginning of year	608,020,300

Assets available for benefits at end of year	$668,474,232

See accompanying notes to financial statements.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is a defined-contribution plan covering all full-time and part-time employees of Kohl’s Department Stores, Inc. (the “Company”), a wholly-owned subsidiary of Kohl’s Corporation. All full-time employees are eligible to participate when they are hired and part-time employees are eligible to participate once they reach 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for more complete information.

Participants may borrow up to $50,000 from their fund accounts, not to exceed 50% of their vested account balance. Loan terms may be up to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken and range from 3.25% to 8.25%. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Valuation of Investments and Investment Income

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4, Investments, for details on inputs, valuation techniques and fair value measurement level within the fair value hierarchy

Net appreciation or depreciation of investments included in the accompanying statement of changes in assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

The Plan invests in pooled separate accounts that determine their fair value using the net asset value (“NAV”) of the funds. The NAV is determined by each fund’s trustee using the fair value of the underlying securities within the fund at year end.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s various investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31. Fiscal 2011 ended on January 28, 2012 and fiscal 2010 ended on January 29, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

Notes Receivable from Participants

Notes receivable from participants are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures,” which requires new disclosures and provides clarification of existing disclosures about fair value measurements. More specifically, this update requires: (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

The update was effective for the 2011 plan year, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements will be effective for the 2012 plan year. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement,” which aligns disclosures related to fair value between U.S. GAAP and International Financial Reporting Standards. The standards update includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements. More specifically, the changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This update will be effective for the Plan in 2012. The Plan does not anticipate that the adoption of this guidance will have an impact on its financial statements.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 100% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company’s matching contribution is equal to 100% of each participant’s contribution, up to a maximum of 5% of the participant’s base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company’s Board of Directors. There were no additional discretionary company contributions during the years ended January 28, 2012 and January 29,2011.

Company contributions made after January 30, 2010 vest immediately. Company contributions made before January 30, 2010 are 100% vested after three years of credited service, as defined by the Plan.

Subject to the terms of the Plan, upon termination, the non-vested portion of any participant account is generally forfeited and applied to reduce future Company contributions. Forfeitures used to reduce contributions totaled approximately $1.2 million for the year ended January 28, 2012 and $2.1 million for the year ended January 29, 2011. Unallocated forfeitures, which were used to reduce Company contributions in the following year, totaled $114 thousand as of January 28, 2012 and $353 thousand as of January 29, 2011.

Vested benefits for retired participants and permanently disabled participants are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Vested benefits for terminated participants and deceased participants are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

4. Investments

The Plan’s investments are valued as follows:

•	Kohl’s Corporation Common Stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

•	Mutual Funds are valued at fair value based on the net asset value of the fund.

•

Common Collective Trust Index Funds are valued at fair value based on the net asset values of the funds. The objective of these funds is to track the performance of a benchmark index. The Vanguard Total International Stock Index Fund measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States. The Vanguard Institutional Index Fund measures the investment return of large-capitalization stocks in the United States.

•

The Common Collective Trust Fund is valued at the unit value, as reported by the fund manager, based on the fair value of the underlying investments. The objective of the Putnam Stable Value Fund, the Plan’s only Common Collective Trust Fund investment, is to deliver intermediate bond like returns with money market liquidity. In determining assets available for benefits, the Common Collective Trust Fund is recorded at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan and represents contributions under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses.

The Plan’s investments are classified into one of the following pricing categories:

•	Level 1 - Securities valued using quoted prices from active markets for identical assets

•	Level 2 - Securities not traded on an active market but for which there are readily available observable market inputs that are corroborated by market data

•	Level 3 - Unobservable inputs that are not corroborated by market data

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

The following table sets forth the fair values of the Plan’s investments:

	January 28, 2012			January 29, 2011
	Level 1	Level 2	Total
Kohl’s Common Stock	$56,694,708	—	$56,694,708	$60,217,351
Common Collective
Trust Fund	—	81,503,351	81,503,351	75,397,045
Common Collective
Trust Index Fund	—	49,537,204	49,537,204	45,157,624
Mutual Funds:
Aged Based	187,188,404	—	187,188,404	146,854,221
Large Cap Growth	70,735,792	—	70,735,792	71,242,547
Global	54,856,401	—	54,856,401	60,415,262
Balanced	42,723,020	—	42,723,020	41,976,881
Fixed Income	47,339,995	—	47,339,995	40,192,304
Large Cap Value	31,842,975	—	31,842,975	31,221,106
Small Cap Blend	19,638,144	—	19,638,144	17,038,412
Mid Cap Blend	5,058,516	—	5,058,516	3,812,208

Total Mutual Funds	459,383,247	—	459,383,247	412,752,941

Total Investments	$516,077,955	$131,040,555	$647,118,510	$593,524,961

There have been no transfers of investments between levels in fiscal years 2011 and 2010.

During the year ended January 28, 2012, the Plan’s investments, including investments purchased, sold, and held, appreciated (depreciated) in fair value as determined by quoted redemption or market prices as follows:

Kohl’s Corporation common stock	$(5,342,730)
Common collective trust index fund	1,575,659
Mutual funds	7,399,045

$3,631,974

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

The fair values of investments representing 5% or more of the Plan’s assets are as follows:

	January 28, 2012	January 29, 2011
SSGA Target Retirement Portfolio	$187,188,404	$146,854,221
Putnam Stable Value Fund	81,503,351	75,397,045
American Funds Europacific Growth Fund	54,856,401	60,415,262
Kohl’s Corporation Common Stock*	56,694,708	60,217,351
Vanguard Institutional Index Fund	49,416,682	45,156,804
T. Rowe Price Balanced Fund	42,723,020	41,976,881
PIMCO Total Return Fund	40,307,029	37,686,627
Harbor Appreciation Fund	70,735,792	—
American Funds Growth Fund of America	—	71,242,547
Dodge & Cox Stock Fund	31,842,975	31,221,106

* Indicates party in interest to the Plan

Common Collective Trust Fund

The Putnam Stable Value Fund, a common collective trust fund, invests in guaranteed investment contracts (“GICs”) and similar contracts issued by insurance companies, banks and other financial institution. This fund invests up to 75% of its assets in security-backed investment contracts (“SBIC’s”), including separate account products of insurance companies, and at least 5% of its assets in money-market, cash, cash equivalents and stable value funds. The Putnam Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately three percent for the year ended January 28, 2012 and approximately four percent for the year ended January 29, 2011.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

The table below reconciles the fair value and the contract value of the Common Collective Trust Fund:

	January 28, 2012	January 29, 2011
Fair Value	$81,503,351	$75,397,045
Adjustment to contract value	(2,679,995)	(4,082,070)

Contract Value	$78,823,356	$71,314,975

5. Amount Owed to Participants Withdrawing from the Plan

There were no amounts owed to participants who have withdrawn from the Plan as of January 28, 2012 or January 29, 2011.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 31, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of January 28, 2012 and January 29, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for tax returns filed in years prior to 2008.

7. Transactions With Parties-in-Interest

During fiscal 2011, the Plan purchased and sold Kohl’s Corporation common stock as indicated in the following table. Such purchases and sales were made at the market price for the stock on the respective dates.

	Purchases	Sales
Amount	$11,156,794	$9,336,870
Number of Shares	218,474	180,315

During fiscal 2011, dividend income of $1.2 million ($1 per share of Kohl’s Corporation common stock) was used to purchase 23,306 shares of Kohl’s Corporation stock.

Kohl’s Department Stores Inc. Savings Plan

Notes to Financial Statements

January 28, 2012 and January 29, 2011

8. Reconciliation of Financial Statements to Schedule H Form 5500

The following is a reconciliation of the assets available for benefits as reported in the financial statements to the assets as reported on the 2011 Form 5500, Schedule H, Part I:

	January 28, 2012	January 29, 2011
Assets available for benefits as reported in the financial statements	$668,474,232	$608,020,300
Adjustment to fair value from contract value for investment relating to fully benefit- responsive investment contracts	2,679,995	4,082,070

Assets as reported on Form 5500	$671,154,227	$612,102,370

The following is a reconciliation of the net increase in assets available for benefits as reported in the 2011 financial statements to the net income as reported on the 2011 Form 5500, Schedule H, Part II:

Net increase in assets available for benefits as reported in the financial statements	$60,453,932
Change in adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(1,402,075)

Net income as reported on Form 5500	$59,051,857

Kohl’s Department Stores, Inc. Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Schedule H, Line 4i- Schedule of Assets (Held At End of Year)

January 28, 2012

(a)	(b)	(d)	(e)
Parties in interest to the Plan	Identity of Issue, Borrower, Lessor or Similar Party	Cost	Current Value
*	Kohl's Corporation Common Stock	**	$56,694,708
	Mutual Funds:
	American Funds Europacific Growth Fund	**	54,856,401
	Dodge & Cox Stock Fund	**	31,842,975
	Blackrock Inflation Protected Bond Institution	**	7,032,966
	JPMorgan Mid Cap Equity Select	**	5,058,516
	PIMCO Total Return Fund	**	40,307,029
	T. Rowe Price Small Cap Stock Fund	**	19,638,144
	T. Rowe Price Balanced Fund	**	42,723,020
	Harbor Appreciation Fund	**	70,735,792
	SSGA Target Retirement Income Strategy	**	4,086,900
	SSGA Target Retirement 2010 Strategy	**	5,988,399
	SSGA Target Retirement 2015 Strategy	**	15,625,395
	SSGA Target Retirement 2020 Strategy	**	21,570,141
	SSGA Target Retirement 2025 Strategy	**	26,185,756
	SSGA Target Retirement 2030 Strategy	**	25,754,688
	SSGA Target Retirement 2035 Strategy	**	23,555,741
	SSGA Target Retirement 2040 Strategy	**	20,916,634
	SSGA Target Retirement 2045 Strategy	**	21,671,314
	SSGA Target Retirement 2050 Strategy	**	21,833,436

	Common Collective Trust Index Fund:
	Vanguard Total International Stock Index Fund	**	120,522
	Vanguard Institutional Index Fund	**	49,416,682
	Common Collective Trust Fund:
	Putnam Stable Value Fund	**	81,503,351

*	Notes Receivable from Participants, interest ranges from 3.25 - 8.25%; Maturities through 2016	-0-	20,585,789

			$667,704,299

*	Indicates party in interest to the Plan
**	Cost omitted for participant directed funds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL’S DEPARTMENT STORES, INC. SAVINGS PLAN

/s/ Wesley S. McDonald
Wesley S. McDonald
Senior Executive Vice President, Chief Financial Officer

Date: July 24, 2012